Exhibit 99.1
Monroe Capital Corporation BDC Announces Second Quarter 2025 Results and Merger Transaction
CHICAGO, IL, August 11, 2025 – Monroe Capital Corporation (NASDAQ: MRCC) today announced its financial results for the second quarter ended June 30, 2025. In a separate joint release issued on August 7, 2025, MRCC and Horizon Technology Finance Corporation ("HRZN") announced that they have entered into a definitive merger agreement (the "Merger Agreement"), under which MRCC would merge with and into HRZN (the "Merger"), subject to the receipt of certain shareholder approvals and the satisfaction of certain closing conditions. Additionally, MRCC announced that it has entered into an asset purchase agreement to sell its investment assets at fair value to Monroe Capital Income Plus Corporation (“MCIP”) immediately prior to the closing of the Merger (the "Asset Sale"), subject to the satisfaction or waiver of the closing conditions in the Merger Agreement and certain other closing conditions applicable to the Asset Sale, including the receipt of shareholder approval. For additional information, please refer to the Company's August 7, 2025 announcement and associated Form 8-K filings containing the definitive agreements associated with this transaction.
Except where the context suggests otherwise, the terms “Company,” “we,” “us,” and “our” refer to Monroe Capital Corporation (together with its subsidiaries).
Second Quarter 2025 Financial Highlights
•Net Investment Income ("NII") of $3.3 million, or $0.15 per share
•Adjusted Net Investment Income (a non-GAAP measure described below) of $3.3 million, or $0.15 per share
•Net increase (decrease) in net assets resulting from operations of $(1.9) million, or $(0.09) per share
•Net Asset Value (“NAV”) of $179.6 million, or $8.29 per share
•Paid quarterly dividend of $0.25 per share on June 30, 2025
•Current annual cash dividend yield to stockholders of approximately 14.6%(1)
Chief Executive Officer Theodore L. Koenig commented, “We are pleased to announce that we paid a $0.25 per share dividend during the second quarter, representing an approximate 14.6% annualized dividend yield. We continued to support the dividend through utilizing the spillover income we have accumulated from prior strong performance. We believe that MRCC's recently announced merger with HRZN, through its NAV for NAV structure, will unlock meaningful value for our shareholders and provide them with compelling long-term upside through participation in a larger, more scaled HRZN, which stands to benefit from meaningful synergies and operating leverage as it continues to grow."
Monroe Capital Corporation is a business development company affiliate of the award-winning private credit investment firm and lender, Monroe Capital LLC.
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(1) Based on an annualized dividend and closing share price as of August 8, 2025.

Management Commentary
Adjusted Net Investment Income totaled $3.3 million, or $0.15 per share for the quarter ended June 30, 2025, a decrease from $4.2 million, or $0.19 per share for the quarter ended March 31, 2025. NAV decreased to $179.6 million or $8.29 per share as of June 30, 2025, compared to $186.9 million or $8.63 per share as of March 31, 2025. The decrease in NAV this quarter was primarily the result of net unrealized losses associated with certain portfolio companies and the second quarter dividend being in excess of the Company's NII for the quarter. As of June 30, 2025, the Company has an estimated $0.42 per share in undistributed spillover income.
At quarter end, the Company's debt-to-equity leverage decreased from 1.45 times debt-to-equity at March 31, 2025 to 1.17 times debt-to-equity at June 30, 2025, as proceeds used from sales, payoffs and paydowns were used to reduce the outstanding balance on the revolving credit facility.
Selected Financial Highlights
(in thousands, except per share data)

	June 30, 2025	March 31, 2025
Consolidated Statements of Assets and Liabilities data:	(unaudited)
Investments, at fair value	$367,700	$430,571
Total assets	$394,617	$461,518
Net assets	$179,592	$186,877
Net asset value per share	$8.29	$8.63

	For the Quarter Ended
	June 30, 2025	March 31, 2025
Consolidated Statements of Operations data:	(unaudited)
Net investment income	$3,298	$4,086
Adjusted net investment income(2)	$3,255	$4,206
Net gain (loss)	$(5,167)	$(3,554)
Net increase (decrease) in net assets resulting from operations	$(1,869)	$532

Per share data:
Net investment income	$0.15	$0.19
Adjusted net investment income(2)	$0.15	$0.19
Net gain (loss)	$(0.24)	$(0.16)
Net increase (decrease) in net assets resulting from operations	$(0.09)	$0.03
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(2) See Non-GAAP Financial Measure – Adjusted Net Investment Income below for a detailed description of this non-GAAP measure and a reconciliation from NII to Adjusted Net Investment Income. The Company uses this non-GAAP financial measure internally in analyzing financial results and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company.

Portfolio Summary

	June 30, 2025	March 31, 2025
	(unaudited)
Investments, at fair value	$367,700	$430,571
Number of portfolio company investments	80	85
Percentage portfolio company investments on non-accrual(3)	3.6%	3.4%
Weighted average contractual yield(4)	9.9%	10.1%
Weighted average effective yield(4)	8.8%	9.2%

Asset class percentage at fair value:
First lien loans	74.1%	77.3%
Junior secured loans	8.6%	7.5%
Equity investments	17.3%	15.2%
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(3) Represents portfolio debt or preferred equity investments on non-accrual status as a percentage of total investments at fair value.
(4) Portfolio yield is calculated only on the portion of the portfolio that has a contractual coupon and therefore does not account for dividends on equity investments (other than preferred equity investments).
Financial Review
The Company's NII for the quarter ended June 30, 2025 totaled $3.3 million, or $0.15 per share, compared to $4.1 million, or $0.19 per share, for the quarter ended March 31, 2025. Adjusted Net Investment Income was $3.3 million, or $0.15 per share, for the quarter ended June 30, 2025, compared to $4.2 million, or $0.19 per share, for the quarter ended March 31, 2025.
Total investment income for the quarter ended June 30, 2025 totaled $9.9 million, compared to $11.6 million for the quarter ended March 31, 2025. Total investment income decreased by $1.7 million, primarily due to lower average invested assets and lower effective rates. Additionally, a decline in other fee income of $0.2 million and a decline in dividend income from MRCC SLF of $0.2 million contributed to the decline in investment income for the quarter. The quarterly distribution from the Company's investment in MRCC Senior Loan Fund I, LLC ("SLF") decreased to $0.7 million for the quarter ended June 30, 2025, compared to $0.9 million for the quarter ended March 31, 2025.
Total expenses for the quarter ended June 30, 2025 were $6.6 million, compared to $7.6 million for the quarter ended March 31, 2025. Total expenses decreased by $1.0 million primarily due to lower average debt outstanding and reduced base management fees, reflecting a quarter-over-quarter decline in total assets.
Net gain (loss) was $(5.2) million for the quarter ended June 30, 2025, compared to $(3.6) million for the quarter ended March 31, 2025. For the quarter ended June 30, 2025, the net change in unrealized loss on investments was primarily driven by mark-to-market losses from certain portfolio companies that were still held as of June 30, 2025. Unrealized losses on the Company's equity investment in SLF also contributed to the overall decline. The Company's average portfolio mark decreased by 2.5%, from 91.1% of amortized cost as of March 31, 2025 to 88.6% of amortized cost as of June 30, 2025.
Net increase (decrease) in net assets resulting from operations was $(1.9) million, or $(0.09) per share, for the quarter ended June 30, 2025, compared to $0.5 million, or $0.03 per share, for the quarter ended March 31, 2025.
Liquidity and Capital Resources
As of June 30, 2025, the Company had $2.4 million in cash and cash equivalents, $80.3 million of debt outstanding on its revolving credit facility and $130.0 million of debt outstanding on its 2026 Notes. As of June 30, 2025, the Company had approximately $174.7 million available for additional borrowings on its revolving credit facility, subject to borrowing base availability.

MRCC Senior Loan Fund
SLF is a joint venture with Life Insurance Company of the Southwest (“LSW”), an affiliate of National Life Insurance Company. SLF invests primarily in senior secured loans to middle market companies in the United States. The Company and LSW have each committed $50.0 million of capital to the joint venture. As of June 30, 2025, the Company had made net capital contributions of $42.7 million to SLF, with a fair value of $30.2 million, compared to a fair value of $31.9 million as of March 31, 2025. For the quarter ended June 30, 2025, the Company received $0.7 million in dividend income from SLF, compared to $0.9 million in the prior quarter ended March 31, 2025. SLF’s underlying investments are loans to middle-market borrowers that are generally larger than the rest of MRCC’s portfolio, which is focused on lower middle-market companies. SLF’s average mark on the underlying investment portfolio decreased during the quarter, from 82.8% of amortized cost as of March 31, 2025, to 77.4% of amortized cost as of June 30, 2025.
As of June 30, 2025, SLF had total assets of $75.9 million (including investments at fair value of $67.5 million), total liabilities of $15.6 million (including borrowings under the secured revolving credit facility with Capital One, N.A. (the “SLF Credit Facility”) of $15.2 million) and total members’ capital of $60.3 million. As of March 31, 2025, SLF had total assets of $86.0 million (including investments at fair value of $78.4 million), total liabilities of $22.2 million (including borrowings under the SLF Credit Facility of $21.8 million) and total members’ capital of $63.8 million.
Non-GAAP Financial Measure – Adjusted Net Investment Income
On a supplemental basis, the Company discloses Adjusted Net Investment Income (including on a per share basis) which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with generally accepted accounting principles of the United States of America (“non-GAAP”). Adjusted Net Investment Income represents NII, excluding the net capital gains incentive fee and income taxes. The Company uses this non-GAAP financial measure internally in analyzing financial results and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company. The management agreement with the Company’s advisor provides that a capital gains incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital gains) to the extent such realized capital gains exceed realized and unrealized capital losses for such year. Management believes that Adjusted Net Investment Income is a useful indicator of operations exclusive of any net capital gains incentive fee as NII does not include gains associated with the capital gains incentive fee.
The following tables provide a reconciliation from NII (the most comparable GAAP measure) to Adjusted Net Investment Income for the periods presented (in thousands, except per share data):

	For the Quarter Ended
	June 30, 2025		March 31, 2025
	Amount	Per Share Amount	Amount	Per Share Amount
	(unaudited)
Net investment income	$3,298	$0.15	$4,086	$0.19
Net capital gains incentive fee	—	—	—	—
Income tax expense (benefit), including excise taxes	(43)	0.00	120	0.00
Adjusted Net Investment Income	$3,255	$0.15	$4,206	$0.19

Adjusted Net Investment Income may not be comparable to similar measures presented by other companies, as it is a non-GAAP financial measure that is not based on a comprehensive set of accounting rules or principles and therefore may be defined differently by other companies. In addition, Adjusted Net Investment Income should be considered in addition to, not as a substitute for, or superior to, financial measures determined in accordance with GAAP.

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

	June 30, 2025	March 31, 2025
	(unaudited)
Assets
Investments, at fair value:
Non-controlled/non-affiliate company investments	$261,164	$315,012
Non-controlled affiliate company investments	76,379	83,642
Controlled affiliate company investments	30,157	31,917
Total investments, at fair value (amortized cost of: $414,808 and $472,436, respectively)	367,700	430,571
Cash and cash equivalents	2,425	6,463
Interest and dividend receivable	23,461	23,309
Other assets	1,031	1,175
Total assets	$394,617	$461,518
Liabilities
Debt	$210,300	$271,200
Less: Unamortized debt issuance costs	(1,722)	(2,108)
Total debt, less unamortized debt issuance costs	208,578	269,092
Interest payable	2,768	1,424
Base management fees payable	1,742	1,851
Accounts payable and accrued expenses	1,937	2,215
Directors' fees payable	—	59
Total liabilities	215,025	274,641
Net Assets
Common stock, $0.001 par value, 100,000 shares authorized, 21,666 and 21,666 shares issued and outstanding, respectively	$22	$22
Capital in excess of par value	297,712	297,712
Accumulated undistributed (overdistributed) earnings	(118,142)	(110,857)
Total net assets	$179,592	$186,877
Total liabilities and total net assets	$394,617	$461,518
Net asset value per share	$8.29	$8.63

MONROE CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Quarter Ended
	June 30, 2025	March 31, 2025
	(unaudited)
Investment income:
Non-controlled/non-affiliate company investments:
Interest income	$6,757	$8,029
Payment-in-kind interest income	983	1,132
Dividend income	69	72
Other income	54	229
Total investment income from non-controlled/non-affiliate company investments	7,863	9,462
Non-controlled affiliate company investments:
Interest income	573	452
Payment-in-kind interest income	677	767
Dividend income	60	57
Total investment income from non-controlled affiliate company investments	1,310	1,276
Controlled affiliate company investments:
Dividend income	700	900
Total investment income from controlled affiliate company investments	700	900
Total investment income	9,873	11,638
Operating expenses:
Interest and other debt financing expenses	3,933	4,677
Base management fees	1,742	1,851
Incentive fees	—	—
Professional fees	267	263
Administrative service fees	374	353
General and administrative expenses	232	226
Directors' fees	70	62
Total operating expenses	6,618	7,432
Net investment income before income taxes	3,255	4,206
Income tax expense (benefit), including excise taxes	(43)	120
Net investment income	3,298	4,086
Net gain (loss):
Net realized gain (loss):
Non-controlled/non-affiliate company investments	77	(438)
Net realized gain (loss)	77	(438)
Net change in unrealized gain (loss):
Non-controlled/non-affiliate company investments	(2,603)	(2,574)
Non-controlled affiliate company investments	(881)	271
Controlled affiliate company investments	(1,760)	(813)
Net change in unrealized gain (loss)	(5,244)	(3,116)
Net gain (loss)	(5,167)	(3,554)
Net increase (decrease) in net assets resulting from operations	$(1,869)	$532
Per common share data:
Net investment income per share - basic and diluted	$0.15	$0.19
Net increase (decrease) in net assets resulting from operations per share - basic and diluted	$(0.09)	$0.03
Weighted average common shares outstanding - basic and diluted	21,666	21,666

Additional Supplemental Information:
The composition of the Company’s investment income was as follows (in thousands):

	For the Quarter Ended
	June 30, 2025	March 31, 2025
	(unaudited)
Interest income	$6,864	$7,966
Payment-in-kind interest income	1,660	1,899
Dividend income	829	1,029
Other income	54	229
Prepayment gain (loss)	288	245
Accretion of discounts and amortization of premiums	178	270
Total investment income	$9,873	$11,638
The composition of the Company’s interest expense and other debt financing expenses was as follows (in thousands):

	For the Quarter Ended
	June 30, 2025	March 31, 2025
	(unaudited)
Interest expense - revolving credit facility	$1,977	$2,773
Interest expense - 2026 Notes	1,555	1,555
Amortization of debt issuance costs	401	349
Total interest and other debt financing expenses	$3,933	$4,677

About Monroe Capital Corporation
Monroe Capital Corporation is a publicly-traded specialty finance company that principally invests in senior, unitranche and junior secured debt and, to a lesser extent, unsecured debt and equity investments in middle-market companies. The Company’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation. The Company’s investment activities are managed by its investment adviser, Monroe Capital BDC Advisors, LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and an affiliate of Monroe Capital LLC. To learn more about Monroe Capital Corporation, visit www.monroebdc.com.
About Monroe Capital LLC
Monroe Capital LLC (including its subsidiaries and affiliates, together “Monroe”) is a premier asset management firm specializing in private credit markets across various strategies, including direct lending, technology finance, venture debt, alternative credit solutions, structured credit, real estate and equity. Since 2004, the firm has been successfully providing capital solutions to clients in the U.S. and Canada. Monroe prides itself on being a value-added and user-friendly partner to business owners, management, and both private equity and independent sponsors. Monroe’s platform offers a wide variety of investment products for both institutional and high net worth investors with a focus on generating high quality “alpha” returns irrespective of business or economic cycles. The firm is headquartered in Chicago and has 11 locations throughout the United States, Asia and Australia.
Monroe has been recognized by both its peers and investors with various awards including Private Debt Investor as the 2024 Lower Mid-Market Lender of the Year, Americas and 2023 Lower Mid-Market Lender of the Decade; Inc.’s 2024 Founder-Friendly Investors List; Global M&A Network as the 2023 Lower Mid-Markets Lender of the Year, U.S.A.; DealCatalyst as the 2022 Best CLO Manager of the Year; Korean Economic Daily as the 2022 Best Performance in Private Debt – Mid Cap; Creditflux as the 2021 Best U.S. Direct Lending Fund; and Pension Bridge as the 2020 Private Credit Strategy of the Year. For more information and important disclaimers, please visit www.monroecap.com.
Forward-Looking Statements
Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of MRCC or HRZN or the proposed sale of assets by MRCC to MCIP and the proposed merger of MRCC with and into HRZN. All statements, other than historical facts, including but not limited to statements regarding the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions; the expected benefits of the proposed transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the surviving companies following completion of the proposed transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual events and results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the proposed transactions closing; (ii) the expected synergies and savings associated with the proposed transactions; (iii) the ability to realize the anticipated benefits of the proposed transactions; (iv) the possibility that one or more of the various closing conditions to the transactions may not be satisfied or waived on a timely basis or otherwise, including risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the shareholders of MRCC and/or HRZN may not be obtained; (v) the possibility that competing offers or acquisition proposals will be made; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the risk that shareholder litigation in connection with the proposed transactions may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and interest rates; (ix) risks associated with possible disruption in the operations of MRCC, HRZN and MCIP or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters, tariffs or public health crises and epidemics; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in MRCC's, HRZN’s and MCIP's operating areas, particularly with respect to BDCs or regulated investment companies; and (xii) other considerations that may be disclosed from time to time in MRCC's, HRZN's and MCIP’s publicly disseminated documents and filings. There is no assurance that the market price of HRZN’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases, to the extent effectuated, or that any repurchase plan will enhance shareholder value over the long term. MRCC has based the forward-looking statements included in this press release on information available to it on the date hereof, and neither MRCC nor its affiliates assume any obligation to update any such forward-looking statements. Although MRCC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that MCC may make directly to you or through reports that MRCC, HRZN and MCIP in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
In connection with the proposed transactions, HRZN and MRCC plan to file with the SEC and mail to their respective shareholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and HRZN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of HRZN. The Joint Proxy Statement and the Registration Statement will each contain important information about HRZN, MRCC, the Merger, the Asset Sale and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF HRZN AND MRCC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HRZN, MRCC, THE ASSET SALE, THE MERGER AND RELATED MATTERS.
Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by HRZN, from HRZN’s website at https://ir.horizontechfinance.com/ and, for documents filed by MRCC, from MRCC’s website at https://ir.monroebdc.com/. No information contained on either of MRCC’s or HRZN’s website is incorporated by reference in this communication and you should not consider that information to be a part hereof.
Participants in the Solicitation
HRZN, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of HRZN is set forth in its definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2025 (as modified by the amendment to the definitive proxy statement on Schedule 14A for its 2025 Annual Meeting of Stockholders filed with the SEC on May 15, 2025, the “HRZN Proxy Statement”), as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the HRZN Proxy Statement. MRCC, its directors, certain of its executive officers and certain employees and officers of Monroe Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies from the shareholders of MRCC and HRZN in respect of the proposed transactions. Information about the directors and executive officers of MRCC is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders (the “MRCC Proxy Statement”), which was filed with the SEC on April 21, 2025, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of the MRCC Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HRZN and MRCC shareholders in respect of the proposed transactions and related shareholder approvals will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.
No Offer or Solicitation
This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MRCC, HRZN, MCIP or in any fund or other investment vehicle managed by Monroe Capital LLC or any of its affiliates.

SOURCE:          Monroe Capital Corporation

Investor Contact:	Mick Solimene
Chief Financial Officer and Chief Investment Officer
Monroe Capital Corporation
(312) 598-8401
msolimene@monroecap.com

Media Contact:	Daniel Abramson
BackBay Communications
(857) 305-8441
daniel.abramson@backbaycommunications.com